EFES

05013577

File: 082-04144

December 23, 2005

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the rating upgrade by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
DEC 27 2005
209
WASH. D.C. PROCESSING SECTION

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
DECEMBER 22ND, 2005

FITCH UPGRADES ANADOLU EFES' ("AEFES.IS") RATINGS

Fitch Ratings, the international rating agency, has upgraded the Long Term Local Currency and National Ratings of Anadolu Efes Biracilik ve Malt Sanayii A.S.' ("Anadolu Efes") to 'BBB-' and 'AA+' respectively. The rating Outlook is Stable. At the same time the Long Term Foreign Currency rating has been affirmed at 'BB-' with a Positive Outlook, as the Long Term Foreign Currency rating is capped by Turkey's country ceiling.

Fitch Ratings stated that the upgrade is mainly attributable to the continuously good performance of Anadolu Efes' Turkish operations, its resilience to difficult economic conditions and unfavorable regulatory environment, as well as its ability to reduce debt quickly through internally generated cash flow.

Our Company achieved Investment Grade rating in terms of Long Term Local Currency, which rating is three notches above the sovereign rating. Furthermore, our National Rating of AA+ is at the highest level achieved among the publicly rated Turkish industrial corporations.

PROCESSING
RECEIVED
DEC 27 2005
D.C. 209
SECTION

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63